

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2019

Ms. Shelly D. Guyer
Chief Financial Officer
Invitae Corporation
1400 16th Street
San Francisco, California 94103

>   **Re: Invitae Corporation**
>   **Form 10-Q for the quarter ended June 30, 2019**
>   **Exhibit No. 10.3**
>   **Filed August 6, 2019**
>   **File No. 001-36847**

Dear Ms. Guyer:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

.

Sincerely,

Division of Corporation Finance